Exhibit 2
Schedule B to Piper Sandler & Co. Form BD
Organization Indirect Owners

Organization CRD Number: 665   Organization Name: PIPRER SANDLER & CO.

Organization SEC Number: 8-15204   Applicant Name: PIPER SANDLER & CO.

NO INDIRECT OWNERS